Exhibit 107.1

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $1,521,450.00(1).

(1) The U.S. dollar equivalent of the amount registered has been calculated using an exchange rate of $1.0143 per Euro 1.00 as of July 18, 2022